EXHIBIT 19.1

ONE LIBERTY PROPERTIES, INC.

INSIDER TRADING POLICY

Effective as of March 5, 2026

I.	Purpose

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of One Liberty Properties, Inc. and BRT Apartments Corp. (all of the foregoing collectively referred to, unless the context otherwise requires, as “us”, “we”, “our” or the “Company”) and the handling of confidential information about us and the companies with which we engage in transactions or do business. We have adopted this Policy to promote compliance with U.S. federal and state laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

II.Statement of Policy

A.	Transactions involving our Company

If you are aware of material nonpublic information (see “VII. Definition of Material Nonpublic Information.”) relating to us, you may not, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions in our securities, except as otherwise (i) specified in this Policy or (ii) permitted by the Compliance Officer. See “IV. Transactions and Transfers Subject to, and Exempt from, the Policy.”

2.	Recommend that others engage in transactions in our securities;
3.	Disclose such information to persons outside of the Company, including, but not limited to, family, friends, business associates, and investors, unless any such disclosure:
•	is permitted by the Compliance Officer:
•	is disclosed to those who owe us a duty of confidentiality (e.g., our outside professionals such as our internal and external auditors and lawyers); or
•	is made in accordance with our policies regarding the protection or authorized external disclosure of information regarding the Company.
4.	Assist anyone engaged in the above activities.

B.	Transactions Involving Companies with whom we do Business

In addition, if in the course of working for us or our Affiliated Entities (as such term is defined below), you learn of material nonpublic information about a company (1) with which we or our Affiliated Entities do business, such as our or their respective vendors, suppliers and tenants, or (2) that is involved in a potential transaction or business relationship with us or our Affiliated Entities, you may not engage in transactions in that company’s securities until the information becomes public or is no longer material.

The term “Affiliated Entities” means the Company, Gould Investors L.P., BRT Apartments Corp., Majestic Property Management LLC, their respective direct and indirect subsidiaries (i.e., entities which are controlled by, directly or indirectly, the foregoing companies), and any one or more of the foregoing. (The term “controlled by” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise).

C.	Company Transactions Involving our Securities

Except as permitted by the Compliance Officer, we will not engage in transactions in our securities while aware of material nonpublic information relating to us or our securities.

III.	Persons Subject to the Policy

This Policy applies to (i) all those subject to our Code of Business Conduct and Ethics, as amended from time-to-time (the “Code”) (with those subject to the Code referred to in this Policy as “you” or equivalent terms), (ii) your Family Members (as described below), (iii) your Controlled Entities, and (iv) such other persons that we (i.e., one or more of our executive officers or our Compliance Officer) designate as being subject to this Policy, such as contractors or consultants who have access to material nonpublic information (a “Designee”).

You are responsible for the transactions of your Family Members and Controlled Entities and should make them aware of the need to confer with you before they trade in our securities, and you should treat all transactions or transfers of our securities by Family Members and Controlled Entities as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members or Controlled Entities, where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you, your Family Members, or your Controlled Entities.

A.	Definition of Family Members and Controlled Entities

The term “Family Members” means your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in our securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in our securities.

The term “Controlled Entities” means any entities that you influence or control, including any corporations, partnerships or trusts.

IV.	Transactions Subject to, and Exempt from, the Policy
A.	Transactions and Transfers subject to the Policy

This Policy applies to transactions in, and transfers of, our securities including our common stock, restricted stock awards, restricted stock units or any other type of securities that we may issue, as well as derivative securities that are not issued by us, such as exchange-traded put or call options or swaps relating to our securities. Transactions subject to this Policy include purchases, sales and bona fide gifts of our securities. Transactions that occur as a result of a person’s death are not subject to the Policy.

B.	Transactions and Transfers Exempt from the Policy

This Policy does not apply to the following transactions and transfers, except as specifically noted:

1.Restricted Stock and Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock awards or restricted stock units (i.e., performance awards). The Policy applies, however, to any sales of restricted stock or shares underlying the restricted stock units.

2.Dividend Reinvestment Plan. This Policy does not apply to transactions involving our dividend reinvestment plan (the “DRIP”). However, your (i) election to participate in, or withdraw from, the DRIP, or increase or decrease your level of participation in the DRIP, may be unlawful if it is based on material non-public information, and (ii) sale of shares acquired pursuant to the DRIP must comply with the Policy (including the pre-approval requirement described in “Section IX – Procedures to Prevent Insider Trading – A. Pre-Clearance of All Transfers and Transactions of Securities.”)

3.Transactions Affected Pursuant to Specified Trading Plans. This policy does not apply to transactions affected pursuant to a trading plan (e.g., a trading plan that meets the requirements of Rule 10b5-1) that is approved by the Compliance Officer in his or her sole and absolute discretion (a “Trading Plan”).

4.Transactions and Transfers at the Compliance Officer’s Discretion. Because this Policy cannot address every possible transaction or transfer, the Compliance Officer, in his or her sole and absolute discretion, has the authority to determine that a proposed transaction or transfer is not subject to the Policy.

A good general rule of thumb – when in doubt, do not trade.

V.	Individual Responsibility

You have ethical and legal obligations to maintain the confidentiality of information about us and to not engage in transactions in our securities while in possession of material nonpublic information. You must not engage in illegal trading and must avoid the appearance of improper trading. You are responsible for complying with this Policy and ensuring that any Family Member or Controlled Entity complies with this Policy. In all cases, the responsibility for determining whether you are in possession of material nonpublic information (as described under “VII – Definition of Material Non-Public Information”) rests with you, and any action on our part (including an approval of your proposed transaction by the Compliance Officer (as described under “VI - Administration of the Policy” and “IX – Procedures to Prevent Insider Trading – A. Pre-Clearance of All Transactions and Transfers of Our Securities.”) does not in any way constitute legal advice or insulate you from liability under applicable securities law.

VI.Administration of the Policy

The administration of this Policy is overseen by our Compliance Officer. We will advise you in writing on an annual basis as to the person(s) serving as the Compliance Officer. All determinations and interpretations by the Compliance Officer are final and not subject to further review.

VII.Definition of Material Non-public Information

A.Material Information.

Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether positive or negative, should be considered material. Set forth below is a non-exclusive, non-comprehensive list of examples of information that ordinarily would be regarded as material:

•	Projections of future earnings or losses, or other earnings guidance;
•	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•	A pending or proposed merger, acquisition or tender offer;

•	A pending or proposed acquisition or disposition of a significant asset;
•	A pending or proposed joint venture;
•	Significant related party transactions;
•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	Bank borrowings or other financing transactions out of the ordinary course;
•	The establishment of a repurchase program for our securities;
•	A change in senior management;
•	A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•	Pending or threatened significant litigation, or the resolution of such litigation;
•	Impending bankruptcy or the existence of severe liquidity problems;
•	The gain or loss of a significant tenant; or
•	A significant cybersecurity incident, such as a data breach, or any other significant disruption in our operations or the loss, potential loss, breach or unauthorized access of our property or assets, whether at our facilities or through our information technology infrastructure.
B.When Information is Considered Public.

Information that has not been widely disclosed to the public is generally considered to be nonpublic information. Information generally would be considered public if it is available on the SEC’s website or if it has been disclosed through the newswire services, broadcast on widely-available radio or television program, published in a widely-available newspaper, magazine or news website. Publication of information solely on our website is not, by itself, considered to be publicly disclosed.

Once information is widely disseminated, it is still necessary to provide the public with sufficient time to absorb the information. See “IX – Procedures to Prevent Insider Trading – B. Open Window Period” for further information regarding the waiting period following the dissemination of information. Depending on the particular circumstances, the Compliance Officer may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

VIII.Pledged Securities

We do not prohibit the pledging of our securities (including the use of our securities to collateralize a margin loan). Nonetheless, you should be aware your sale of our securities pursuant to a margin call or other foreclosure may occur at the time you are aware of material non-public information, or during a period that does not qualify as an Open Window Period (as described under See “IX – Procedures to Prevent Insider Trading – B. Open Window Period”), and such sale may violate this Policy.

IX.Procedures to Prevent Insider Trading

We established the following procedures to assist in the administration of this Policy:

A.	Pre-Clearance of all Transactions and Transfers of our Securities. You, your Family Members, your Controlled Entities and the persons designated by the Compliance Officer as being subject to these procedures, may not transact (e.g., purchase or sell) or transfer (e.g., gifts or transfers from a regular investment account to a Keogh account) any of our securities without first obtaining pre-clearance of the transaction or transfer from the Compliance Officer. You should request pre-clearance (either orally or in writing (including email)) from the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction or transfer submitted for pre-clearance and may determine not to permit the transaction or transfer. If your request to engage in the transaction is denied, you should refrain from such activity, and should not inform any other person of the restriction.

When you request pre-clearance, you should carefully consider whether you may be aware of any material nonpublic information about us, and should describe fully those circumstances to the Compliance Officer. The Compliance Officer, in his or her sole and absolute discretion, (i) may request additional information and/or documentation from you with respect to such matters as he or she deems appropriate, and (ii) will determine the period and the other terms and conditions, if any, under which the proposed transaction may be completed.

B.	Open Window Period. You, your Family Members and your Controlled Entities, may only conduct any transactions (other than as permitted by this Policy) involving our securities during an “Open Window Period.” The Open Window Period will be determined from time-to-time by the Compliance Officer (and you should consult with the Compliance Officer as to the scope of such period); generally, Open Window Periods:

•	begin on the second full trading (i.e., a day on which the New York Stock Exchange is open for trading) day immediately following the date that our Quarterly Report on Form 10-Q is accepted by the SEC,

•	begin on the third full trading business day immediately following the date that our Annual Report on Form 10-K (“Annual Report”), is accepted by the SEC, and

•	end seven (7) days after the close of the next fiscal quarter.

For example, if we file our Annual Report on March 9, 2026 (and such filing is accepted by the SEC by 5:30 p.m. on such date), you generally will be entitled to transact in our securities beginning March 12, 2026 through April 7, 2026.

C.	Event-Specific Restricted Periods. From time to time, an event may occur that is material to us and is known by only a few people. So long as the event remains material and nonpublic, you may not engage in transactions in our securities. In that situation, the Compliance Officer may restrict you from trading in our securities, without disclosing the reason for the restriction, and you should not discuss with others the imposition of such restriction.

D.	Broker Interface Procedures. If you are a director or executive officer (i.e., those individuals filing Form 4’s), you must notify the brokerage firm at which your securities are held that you are a “control person” with respect to our securities and such brokerage firm must obtain the approval of our Compliance Officer before affecting your transactions in our securities. Your securities in our Company may only be held at a brokerage firm that agrees (and has the requisite systems in place) to maintain such restrictions (including the ability and willingness to file any Form 144); you agree to provide the Compliance Officer, upon request, with such information as he or she deems appropriate to ensure that such brokerage firm will maintain such restrictions and comply with other appropriate requirements.

X.Limitation on Liability

Neither we, our employees (including our “shared employees”) or the Compliance Officer will have any liability for any delay in reviewing, or refusal of, a Trading Plan or a request for pre-clearance of a transaction or transfer.  Notwithstanding any review of a Trading Plan or pre-clearance of a transaction or transfer, neither we, our employees (including our “shared employees”) nor the Compliance Officer assumes any liability for the legality or consequences of such trading plan, transaction or transfer to the person engaging in or adopting such trading plan, transaction or transfer.

XI.Post-Termination Transactions

This Policy (other than the pre-clearance requirements) continues to apply to transactions in our securities even after your relationship with us ends. If you are in possession of material nonpublic information when your relationship with us ends, you may not engage in transactions in our securities until that information has become public or is no longer material.

XII.Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then engage in transactions in our securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by governmental authorities. Punishment for insider trading violations is severe, and could include significant fines and imprisonment.

In addition, your failure to comply with this Policy may subject you to sanctions imposed by us, including dismissal for cause, whether or not your failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

XIII. Assistance

If you have questions about this Policy or its application to any proposed transaction you may seek additional guidance from the Compliance Officer. On an annual basis, we will notify you as to the person(s) serving as the Compliance Officer.

XIV. Certification

All persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy.